Exhibit 99.3
TO:  BUSINESS EDITOR

KAHLER REALTY CORPORATION AGREES TO $17 PER SHARE CASH MERGER WITH
                 TIGER REAL ESTATE FUND, L.P.

     ROCHESTER, Minn., May 7/PRNewswire? -- Kahler Realty Corporation (Nasdaq: KHLR) today announced that it has entered into a definitive agreement with Tiger Real Estate Fund, L.P., whereby the Fund would acquire Kahler in a cash merger at $17.00 per share. The acquisition is valued at approximately $222 million, including cash consideration of approximately $77 million and the assumption of $145 million of Kahler debt.

     The transaction is not subject to any financing contingency. It is, however, subject to, among other things, Kahler common stockholder approval, regulatory and third party approvals and other customary conditions. The terms of the merger were unanimously approved by the Kahler Board of Directors. Montgomery Securities, financial advisor to Kahler, has rendered its opinion to Kahler that the $17.00 price is fair to Kahler's stockholders from a financial point of view. The Mayo Foundation and Milner Associates have agreed to vote an aggregate of 19.9% of the outstanding Kahler shares in favor of the merger.

     Harold W. Milner, President and Chief Executive Officer of Kahler, said, "The transaction represents an excellent opportunity for Kahler's shareholders to realize the value of their stock, while the sale to a financially strong buyer that is committed to the continued growth of Kahler should benefit the Company's employees and the communities which Kahler serves."

     Paul D. Kazilionis, Manager Principal for Tiger Real Estate Fund, L. P., said, "We are extremely excited about this acquisition. The Fund believes that Kahler's hotel assets in the intermountain region, especially the greater Salt Lake City area, are poised for tremendous growth. We are also looking forward to maintaining Kahler's strong working relationship with the Mayo Clinic, one of the pre-eminent health care institutions in the world."

     Founded in 1917, Kahler is a publicly-held real estate company primarily engaged in the business of owning, developing and managing hotels. The Company owns or manages 23 hotels throughout the United States, focusing primarily on markets in Rochester, Minnesota and in the intermountain region of Utah, Idaho, Montana and Arizona. To supplement its hotel operations, Kahler owns a laundry service that serves southeastern Minnesota and the Salt Lake City area, as well a wholesale and retail formal wear supplier in the midwestern and western states. Kahler had 1995 revenues of $139.9 million and net income of $3.02 million. Kahler recently reported first quarter 1996 revenues of $36.1 million and net income of $646,000.

     Tiger Real Estate Fund, L.P. is a private fund that invests in a wide array of real estate assets and companies. To date, the Fund has completed over 20 investments with a total portfolio value of over $1.5 billion.
                            5/7/96
CONTACT: Mary Schmidt of Kahler Realty Corporation, 507-285-2707, or Jeffrey M. Kaplan of Tiger Real Estate Fund, 202-984-8840